Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On July 1, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE’S AVERAGE DAILY VOLUME IN JUNE RISES 39%;

4.9 Million Contracts Per Day, Total Volume - 103.3 Million Contracts During June;

Trading In Equity Options Gains 45%, ETF Options 61% Over June 2007

CHICAGO, July 1, 2008 — The Chicago Board Options Exchange (CBOE) today announced that average daily trading volume in June totaled 4.9 million contracts per day, up 39 percent when compared to more than 3.5 million contracts per day during June 2007.  Total exchange volume during June rose 39 percent to 103.3 million contracts, up from June 2007 volume of 74.4 million contracts.

Total contract volume at CBOE year-to-date through June 2008 was up 31 percent to 558 million contracts from 426 million contracts during the same period one year ago.

During June, trading volume in equity options totaled 54.4 million contracts, surpassing 37.5 million contracts traded in June 2007 by 45 percent.   Average daily volume in equity options for the month was 2.6 million, an increase of 45 percent over the 1.8 million contracts per day during June 2007.

During the month, average daily volume in ETF options grew 61 percent — to almost 1.4 million contracts — against June 2007. Three ETF options — S&P Depositary Receipts (SPY), Financial Select SPDR (XLF) and Energy Select SPDR (XLE) — set all-time monthly volume records.

In the cash-settled indexes, the Russell 2000 Index option (RUT) also set a record in June — more than 1.5 million contracts changed hands, up 226 percent from June 2007.

	June 2008 Volume (21 days)	% Change vs June 2007 (21 days)	% Change vs. May 2008 (21 days)	Year-To-Date Volume (125 days)	% Change vs. 2007 (124 days)
Industry Total	304,003,964	+36%	+14%	1,736,179,540	+38%
CBOE Total	103,301,861	+39%	+21%	557,759,425	+31%
CBOE Total ADV	4,919,136	+39%	+21%	4,462,075	+30%
Equity	54,353,772	+45%	+12%	293,179,709	+26%
Equity ADV	2,588,275	+45%	+12%	2,345,438	+25%
Cash-Settled Index	20,529,184	+7%	+20%	115,464,066	+9%
Cash-Settled Index ADV	977,580	+7%	+20%	923,713	+8%
ETF Options	28,418,624	+61%	+43%	149,113,640	+71%
ETF Options ADV	1,353,268	+61%	+43%	1,192,909	+70%
Exchange Open Interest	269,822,394	+9%	+1%	—	—

CBOE’s June Market Share at 34 Percent Leads Industry

In June, CBOE’s market share of total industry volume was 34 percent, up 1.9 percentage points from May 2008.  Year to date, CBOE’s total market share is 32.1 percent.  In equity options, CBOE’s June market share was 29.3 percent, up 2.8 percentage points from May.   Index and ETF market share was 33.7 percent in June.

CBOE Market Share	June 2008 Market Share	% Change vs June 2007	% Change vs May 2008	Year-To-Date Market Share	% Change vs 2007
Exchange	34.0%	+0.8%	+1.9%	32.1%	-1.7%
Equity	29.3%	+3.9%	+2.8%	26.2%	+0.2%
Index & ETF (Multiple listings only)	33.7%	-2.3%	-0.7%	33.8%	-5.9%

June Highlights:

•                  The top five most actively traded equity options during June were Apple (AAPL), Lehman Brothers (LEH), Citigroup, Inc. (C), Yahoo! Inc. (YHOO), and General Electric (GE).

•                  The top five most actively traded index and ETF options at CBOE during June were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), iShares Russell 2000 Index Fund (IWM), PowerShares QQQ Trust (QQQQ), and Financial Select SPDR (XLF).

•                  On June 3, CBOE launched trading in options on the SPDR Gold Trust (ticker: GLD). CBOE claimed 50 percent of industry market share in GLD, according to the Options Clearing Corporation — with 238,920 contracts traded.

•                  On June 2, CBOE reached a tentative agreement in principle regarding the exercise right litigation. The terms of the proposed settlement are subject to execution of a definitive Class Settlement Agreement and its approval by CBOE’s Board of Directors, CBOE’s membership and the Delaware Court.

•                  During June, CBOE membership prices hit two all-time highs — $3.3 million on June 18, eclipsing a record $3.2-million seat sale one day earlier.  During June, eight CBOE memberships were traded, and from January through June 77 CBOE seats have changed hands.

•                  CBOE announced plans to begin trading binary options contracts on the S&P 500 Index (SPX) and on the CBOE Volatility Index (VIX) on July 1. Binary options have just two possible outcomes - a payoff of a set amount or nothing at all. CBOE binary call options pay either $100 per contract if the underlying index settles at or above the strike price at expiration, or nothing at all if the underlying index settles below the strike price at expiration.

•                  CBOE and the Korea Exchange (KRX) on June 9 signed a Memorandum of Understanding (“MOU”).

•                  Volume at the CBOE Futures Exchange (CFE) totaled 99,464 contracts traded during June, a 22-percent increase over June 2007 volume.  For the first six months of 2008, CFE total volume was more than 608,000 contracts, 70 percent greater than the same period in 2007. Monthly volume in VIX futures totaled 93,075 contracts, up 18 percent over the June 2007 volume.

•                  At the CBOE Stock Exchange (CBSX), June trading volume totaled 260,865,659 million shares, up 416 percent over June 2007 volume of 50,634,353 million shares.  June average daily volume at CBSX was 12.4 million shares.

CBOE Individual Index and ETF Volume Figures For June 2008

Symbol	Product	Total Volume	% Change vs June 07	% Change vs May 08	Open Interest	% Change vs 2007
SPX	S&P 500 Index	13,635,093	+2%	+20%	10,883,034	+16%
VIX	CBOE Volatility Index (options)	2,255,171	+13%	+16%	1,124,901	-35%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	8,217,529 (new record)	+89%	+45%	9,892,315	+31%
XSP	Mini-S&P 500 Index	292,433	+89%	-1%	379,737	-54%
OEX	S&P 100 Index (American-Style Exercise)	919,689	-30%	+16%	213,920	-33%
XEO	S&P 100 Index (European-Style Exercise)	211,136	-14%	+20%	141,362	-2%
DJX	Dow Jones Industrial Average	630,593	-3%	+40%	583,196	-7%
DIA	DIAMONDS Trust, Series 1	1,065,199	+64%	+90%	1,498,626	+7%
NDX	Nasdaq-100 Index	524,115	-5%	+17%	459,727	-14%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	407,010	+55%	+28%	1,250,991	-19%
VXN	CBOE Nasdaq-100 Volatility Index (options)	351	—	-22%	215	—
QQQQ	PowerShares QQQ Trust	5,787,135	+119%	+69%	7,006,907	-14%
RUT	Russell 2000 Index	1,527,829 (new record)	+226%	+27%	1,899,930	+23%
RVX	CBOE Russell 2000 Volatility Index (options)	4,502	—	-26%	3,866	—
IWM	iShares Russell 2000 Index Fund	5,823,848	-19%	+17%	7,284,066	-17%
SMH	Semiconductor HOLDRs Trust	140,123	-43%	+106%	662,191	-30%
OIH	Oil Services HOLDRs Trust	221,148	-20%	-14%	476,657	-48%
EEM	iShares MSCI Emerging Markets Index	684,734	+28%	-6%	1,725,389	+132%
XLF	Financial Select SPDR	2,719,888 (new record)	+598%	+95%	6,531,277	+193%
XLE	Energy Select SPDR	1,240,084 (new record)	+399%	+51%	2,770,785	+139%
GLD	SPDR Gold Trust	238,920 (first month)	—	—	249,146	—

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated. CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC. Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc. Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement. The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “Holding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/.In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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